Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated June 3, 2013

Registration Statement No. 333-178097

PRICING TERM SHEET

4.15% Senior Unsecured Notes due July 1, 2023

Issuer:	Buckeye Partners, L.P.

Trade Date:	June 3, 2013

Expected Settlement Date:	June 10, 2013 (T+5)

Principal Amount:	$500,000,000

Maturity Date:	July 1, 2023

Coupon:	4.15%

Interest Payment Dates:	January 1 and July 1, commencing January 1, 2014

Price to Public:	99.810% of principal amount

Net Proceeds:	$495,800,000 after deducting the underwriting discount

Benchmark Treasury:	1.75% due May 15, 2023

Benchmark Treasury Yield:	2.123%

Spread to Benchmark Treasury:	205 bps

Yield to Maturity:	4.173%

Make-Whole Call:	30 bps

Optional Redemption:

At any time prior to the date that is three months prior to their maturity date, the notes may be redeemed, in whole or from time to time in part, at the issuer’s option at the redemption price plus accrued and unpaid interests thereon, but excluding, the date of redemption.

At any time on or after the date that is three months prior to their maturity date, the notes may be redeemed, in whole or from time to time in part, at the issuer’s option at a redemption price equal to 100% of the principal amount of the notes to be redeemed on that redemption date plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

CUSIP:	118230 AK7

ISIN:	US118230AK73

Joint Book-Running Managers:	Barclays Capital Inc. SunTrust Robinson Humphrey, Inc. Wells Fargo Securities, LLC UBS Securities LLC

Co-Managers:	Deutsche Bank Securities Inc. RBC Capital Markets, LLC BB&T Capital Markets, a division of BB&T Securities, LLC SMBC Nikko Capital Markets Limited

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, SunTrust Robinson Humphrey, Inc. at 1-800-685-4786 or Wells Fargo Securities, LLC at 1-800-326-5897.